UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 6/12/2002

For the month of June 2002

Hemosol Inc.

(Translation of registrant's name into English)

2585 Meadowpine Boulevard, Mississauga, Ontario, L5N 8H9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

The following is included in this Report on Form 6-K:

1. Press Release, dated June 7, 2002

Media Release

2585 Meadowpine Blvd.
Mississauga, Ontario
L5N 8H9

Hemosol Announces Update on HEMOLINK Clinical Program

- Company Takes Proactive Measures to Reduce Spending -

TORONTO, ON, June 7, 2002 – Hemosol Inc. (NASDAQ: HMSL, TSE: HML, HML.WT) today announced revised timing for the reporting of data from its two ongoing trials involving the use of Hemolink™ (hemoglobin raffimer) in patients undergoing coronary artery bypass grafting ("CABG") surgery. Administrative complexities of running these two comprehensive trials concurrently have been greater than anticipated, and the Company has concluded that the timing for reporting of data from these ongoing trials will be delayed. The Company will continue to take all necessary steps to ensure that data from these trials are reported at the earliest possible date.

The first of the two trials, designated HLK 213, involves the use of HEMOLINK in primary CABG surgery. This trial has successfully passed a planned interim safety review by the Data Safety Monitoring Board, an independent panel of medical experts and is continuing to enrol patients. HLK 213 data is expected to be reported in the fourth quarter of 2002.

The second trial, a similar CABG study involving patients undergoing a repeat or "re-do" procedure, designated HLK 214, has been slowed by the significant competing demands of HLK 213. The Company does not expect to report data from this trial in the third quarter of this year as originally planned. As enrolment progresses, an update on both trials will be provided when the Company releases its second quarter results. The timing of the response to the Medicines Control Agency (MCA), regarding the Company's pending application to market HEMOLINK in the U.K. will be dependent on the availability of data from these ongoing studies.

"HLK 213 and 214 are key trials in the development of HEMOLINK as a commercial product. The trials are expected to support both our pending application to commercialise HEMOLINK in the U.K. and the planned pivotal Phase III trial in the U.S. We continue to expect definitive and unequivocal results from these two trials," stated John Kennedy, President and CEO of Hemosol. "In order to continue our drive to achieve all important milestones in a timely manner, Hemosol is directing additional resources to our clinical programs and proactively implementing cash preservation measures to achieve our objectives."

The Company is taking a number of steps, outside of the core clinical development and regulatory programs, including a reduction in headcount, to reduce overall cash burn. The Company estimates these one-time and extraordinary charges related to headcount reduction and other cost saving measures will be approximately $1.5 million and will be recorded in the second quarter. Hemosol expects that once all cost saving measures have been implemented, estimated operating expenses will be reduced to approximately $3 million per month from the previous estimates of $5 million per month. The Company has decided not to draw down its credit facility until the timing of data reporting of its ongoing trials is confirmed.

Hemosol will proceed with all pre-existing construction and commissioning commitments of approximately $25 million related to its new Meadowpine facility. Meadowpine is expected to be completed on schedule in the third quarter of this year. In order to focus additional financial resources on the HEMOLINK clinical development program the Company will delay the start of the final validation of Meadowpine and defer significant costs until data from the ongoing trials have been reported. The Company's Skyway facility has produced sufficient inventory of finished product to satisfy the requirements of the current clinical trials. Additional inventory to support the anticipated U.S. Phase III trial and initial launch in Europe is scheduled for production later this year. The Skyway manufacturing facility will be available for inspection by the U.K. MCA during scheduled production.

All dollars amounts referred to above are in Canadian dollars.

About Hemosol Inc.
Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product HEMOLINK™ [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact: **Jason Hogan**
Investor & Media Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: June 12, 2002

By: ______________________
Name: Lee D. Hartwell
Title: Chief Financial Officer and Vice-President Corporate Development